SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

March 27, 2024

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Matthew Crispino

Larry Spirgel

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc
Amendment No. 8 to Registration Statement on Form F-1
Filed March 25, 2024
File No. 333-269055

Dear Mr. Kempf, Mr. Littlepage, Mr. Crispino and Mr. Spirgel,

On behalf of our client, IMMRSIV Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 26, 2024 regarding the Company’s Amendment No. 8 to the Registration Statement on Form F-1 publicly filed on March 25, 2024 (the “Amendment No. 8 to the Registration Statement on Form F-1”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No. 9 to the Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement on Form F-1 to address the comments, and by providing an explanation if the Company has not so revised the Amendment No. 8 to the Registration Statement on Form F-1. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 9 to the Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Lei Li (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)

Consultants | Hon Au Yeung, Huberta Chow X.L., (Winnie) Mak T.M.,

Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Amendment No. 8 to Form F-1 filed March 25, 2024

Recent Developments, page 5

1.	Please file as an exhibit your new framework agreement with the Singapore Ministry of Defence for the LEARNet project or tell us why you believe you are not required to do so. Refer to Item 8 of Form F-1.

The new framework agreement with the Singapore government for the LEARNet project contains confidentiality provisions that prohibit the Company from disclosing any information relating to the agreement to any third party without the written consent of the Singapore government. The Company has sought to obtain consent from the Singapore government to file the new framework agreement as an exhibit to its registration statement, and has received a reply from the Singapore government that it is unable to accede to the request due to the nature of the work involved.

Dilution, page 38

2.	Complete the disclosure under Dilution and provide any missing information elsewhere in your filing such as under Use of Proceeds, in a pre-effective amendment to your Form F-1.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 9, 35 and 38 of the Amendment No. 9 to the Registration Statement.

***

If you have any questions regarding the Amendment No. 9 to the Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Ahmed Mohidin, Partner, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP